EXHIBIT 99.1

For Immediate Release	Date: April 27, 2017
17-20-TR

Teck Reports 2016 Sustainability Performance
Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”), has released its 16th annual Sustainability Report, covering the company’s performance in 2016 and progress towards its short-term sustainability goals set for 2020.

“We know that our ability to continue operating and to grow our businesses depends on demonstrating strong social, economic and environmental performance in every aspect of our work,” said Don Lindsay, President and CEO. “The theme of our 2016 Sustainability Report – Every Day – reflects how sustainability guides the decisions we make every day, as individual employees and as a company, to ensure we meet the expectations of our employees, communities, Indigenous Peoples and shareholders.”

Teck’s approach to responsible resource development is guided by our sustainability strategy, which sets out a vision as well as short- and long-term goals in six areas of focus: Community, Our People, Water, Energy and Climate Change, Air, and Biodiversity. In 2016, Teck began working towards its second set of five-year goals, with 2020 as the target date.

2016 sustainability performance highlights include:
—	Improved safety performance with a 12% reduction in High-Potential Incidents and zero fatalities.
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Reached several new agreements with Indigenous Peoples in the areas we operate, including an Impact Management and Benefits Agreement with the Ktunaxa Nation Council related to our steelmaking coal operations in the Elk Valley region of British Columbia.

—	Continued focus on diversity with a 9% increase in the number of women in operational and technical roles.
—	Implemented projects that reduced annual energy consumption at our operations by 350 terajoules and annual greenhouse gas emissions by approximately 17,000 tonnes.
—	Reused and recycled water an average of four times at our mining operations.
—	Distributed $8.6 billion in economic value throughout our operating regions, including $1.4 billion in wages and benefits and $11.8 million in community investments.
—	Named to the Dow Jones Sustainability World Index (DJSI) for the seventh consecutive year.

The report also includes discussion on how Teck responded to challenges faced in 2016, which include:
•	Better understanding, managing and reporting on the occupational exposure health risks associated with mining.
•	Continued work to address water quality issues associated with mining activity near our steelmaking coal operations in British Columbia through the Elk Valley Water Quality Plan.
•	Improving monitoring and understanding of our releases to air and the potential impacts on people, communities and the environment.

The report, which was compiled in accordance with the Global Reporting Initiative’s Standards core option and independently assured, reflects Teck’s reporting obligations as a member of the International Council on Mining and Metals (ICMM). Teck’s full Sustainability Report is available at www.teck.com/responsibility.

Teck will hold a conference call to discuss the Sustainability Report at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Monday, May 8, 2017. Visit Teck’s website for dial-in details.
About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and on the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chrs.stannell@teck.com